[redacted] SEC Mail Processing Section

FEB 27 2008

Washington, DC
110

08026434

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 65390 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arque Capital, Ltd

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

411 North Central Avenue, Suite 302
(No. and Street)

Glendale (City) California (State) 91203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Ning (818) 500-0318
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

CHECK ONE:

- ☒ *Certified Public Accountant*
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Michael Ning, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arque Capital, Ltd, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1664621
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

Notary Public

Michael Ning
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ARQUE CAPITAL, LTD

## FINANCIAL STATEMENTS
## AND
## ACCOMPANYING SUPPLEMENTARY INFORMATION

## REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2007

ARQUE CAPITAL, Ltd

Table of Contents


| | | PAGE |
|---|---|---|
| SEC Form X-17A-5 | | 1 |
| Independent Auditor's Report | | 2 |
| Statement of Financial Condition | | 3 |
| Statement of Income | | 4 |
| Statement of Stockholders' Equity | | 5 |
| Statement of Cash Flows | | 6 |
| Notes to Financial Statements | | 7 - 8 |
| Supplementary Information | | |
| Schedule I | Statement of Net Capital | 9 |
| Schedule II | Determination of Reserve Requirements | 10 |
| Schedule III | Information Relating to Possession or Control | 10 |
| Independent Auditor's Report on Internal Control Structure required by SEC Rule 17a-5 | | 11 - 12 |

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Arque Capital, Ltd.
Glendale, California

I have audited the accompanying statement of financial condition of Arque Capital, Ltd. as of December 31, 2007 and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arque Capital, Ltd. as of December 31, 2007 and the results of its operations and cash flows for the year ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2008

ARQUE CAPITAL, Ltd

Statement of Financial Condition
December 31, 2007

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 10,986 |
| Accounts receivable | $ | 8,600 |
| Deposit with clearing broker | | 50,000 |
| Securities | | 292 |
| Total assets | $ | 69,878 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilites | | |
| Accounts payable and accrued expenses | $ | 41,822 |
| Income tax payable | | 800 |
| Total liabilities | | 42,622 |
| Stockholders' equity | | 27,256 |
| Total liabilities and stockholders' equity | $ | 69,878 |

The accompanying notes are an integral part of these financial statements

# ARQUE CAPITAL, Ltd

## Statement of Income
## For the year ended December 31, 2007

| | |
|---|---|
| **REVENUES:** | |
| Advisory fees | $ 809,176 |
| Commission income | 166,383 |
| Interest income | 4,737 |
| Total revenues | 980,296 |
| **EXPENSES:** | |
| Commissions | 680,199 |
| Clearing expenses | 55,045 |
| Occupancy | 39,245 |
| Professional fees | 314,500 |
| Other expenses | 95,416 |
| Total expenses | 1,184,405 |
| NET LOSS BEFORE INCOME TAXES | (204,109) |
| INCOME TAX EXPENSE | (800) |
| NET LOSS | $ (204,909) |

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, Ltd

Statement of Stockholders' Equity
For the year ended December 31, 2007

| | Stockholders' Equity | Net Loss | Total Stockholders' Equity |
|---|---|---|---|
| Beginning balance January 1, 2007 | $108,724 | | $108,724 |
| Capital contributions | 123,441 | | 123,441 |
| Net loss | | (204,909) | (204,909) |
| Ending balance December 31, 2007 | $ 232,165 | ($204,909) | $27,256 |

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, Ltd

Statement of Cash Flows
For the year ended December 31, 2007

| | |
|---|---|
| **CASH FLOW FROM OPERATING ACTIVITIES** | |
| Net loss | $ (204,909) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| (Increase) decrease in: | |
| Accounts receivable | (8,600) |
| Securities | (292) |
| Increase (decrease) in: | |
| Accounts payable and accrued expenses | 30,822 |
| Income tax payable | 800 |
| Total adjustments | 22,730 |
| Net cash used in operating activities | (182,179) |
| **CASH FLOW FROM FINANCING ACTIVITIES** | |
| Capital contributions | 123,441 |
| Net cash provided by financing activities | 123,441 |
| Decrease in cash | (58,738) |
| Cash - beginning of year | 69,724 |
| Cash - end of year | $ 10,986 |
| Supplemental cash flow disclosures | |
| Interest | $ - |
| Income taxes and state LLC fee | $ - |

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, Ltd

Notes to Financial Statements
December 31, 2007

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### General

Arque Capital, Ltd (the "Company") is a corporation that was formed on November 18, 2005 under the laws of the State of California and received its independent broker dealer registration. The Company is currently registered in seven (7) states as well as with the Financial Industry Regulatory Authority (FINRA), Securities and Exchange Commission (SEC).

The Company conducts business as an introducing broker dealer. The Company deals on an agency basis in the trading of exempt government securities and equities. Trades are cleared on a fully disclosed basis through a clearing agreement with National Financial Services, Inc.

### Summary of significant accounting policies:

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The firm did not have any adjustments that would have made comprehensive income different from net income.

### Concentrations of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

ARQUE CAPITAL, Ltd

Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Sublease

The company subleases office space in Rolling Hills Estates, California from Arque & Co, Incorporated, an affiliate, on a month to month basis. The company also leases office space in Glendale, California on a month to month basis from an unrelated entity.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2007 the company's net capital of $18,304 exceeded the minimum net capital requirement by $13,304; and the Company's ratio of aggregate indebtedness ($42,622) to net capital was 2.33 to 1, which is less than 15:1 ceiling for a broker dealer.

# ARQUE CAPITAL, Ltd

## Statement of Net Capital
## Schedule I
## For the year ended December 31, 2007

| | Focus 12/31/07 | Audit 12/31/07 | Change |
|---|---|---|---|
| Stockholders' equity, December 31, 2007 | $ 28,056 | $ 27,256 | 800 |
| Subtract - Non allowable assets: | | | |
| Accounts receivable | 8,600 | 8,600 | 0 |
| Tentative net capital | 19,456 | 18,656 | 800 |
| Haircuts: | 352 | 352 | 0 |
| NET CAPITAL | 19,104 | 18,304 | 800 |
| Minimum net capital | 5,000 | 5,000 | 0 |
| Excess net capital | $14,104 | $13,304 | 800 |
| Aggregate indebtedness | 41,822 | 42,622 | (800) |
| Ratio of aggregate indebtedness to net capital | 2.19% | 2.33% | |

The differences between the audit and focus
filed at December 31, 2007 were caused by year end accrual

The accompanying notes are an integral part of these financial statements

ARQUE CAPITAL, Ltd

December 31, 2007

## Schedule II
## Determination of Reserve Requirements
## Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

## Schedule III
## Information Relating to Possession or Control
## Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

**BRIAN W. ANSON**
*Certified Public Accountant*
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5**

Board of Directors,
Arque Capital, Ltd.
Glendale, California

In planning and performing my audit of the financial statements of Arque Capital, Ltd for the year ended December 31, 2007, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Arque Capital, Ltd including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Arque Capital, Ltd.
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2008

END